Mail Stop 4561
                                                      November 23,
2005

Michael V. Shustek
President and Chief Executive Officer
Vestin Realty Trust II, Inc.
8379 West Sunset Road
Las Vegas, NV 89113

Re:	Vestin Realty Trust II, Inc.
      Amendment No. 3 to Registration Statement on Form S-4
      Filed November 4, 2005
      File No. 333-125121

Dear Mr. Shustek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the additional soliciting materials you filed on November 23, 2005 reference a members meeting scheduled for December
1, 2005. We are unable to locate any additional soliciting material relating to this meeting. Please provide us with copies of all materials prepared and distributed by Vestin II to its members in connection with the December 1 meeting. Also provide us with copies of any materials prepared and distributed by the insurgent stockholder.

2. We note your response to prior comment 2 and have referred it to the Office of Mergers and Acquisitions. We may have further comments on your redemption program once that office has completed its review.

3. In your next amendment please revise your financial statements to include the three-month period ending September 30, 2005.

4. We note your response to comment 6. Based on your summary of the recording, it appears that the tape recorded presentation regarding the REIT conversion may have constituted an offer of the REIT securities prior to the filing of a registration statement. In addition, it appears that this recording may have been a "solicitation" of shareholder votes on the merger, as that term is defined in Rule 14a-1(l) of Regulation 14A. Please revise your proxy statement/prospectus to include disclosure about any potential liability that may arise as a result of making the tape recording available to fund members prior to filing a registration statement or furnishing a proxy statement.

Background of the REIT Conversion, page 23

5. Please provide us a copy of the newsletter sent to unitholders to inform them of the tape recorded conversation. In addition, please advise us of the dates the tape recording was made available.

6. We note your response to comment 7. Please disclose the analytical bases and methods used by SFS in providing its advice.
Refer to Item 1015(b)(6) of Regulation M-A.

7. Please disclose the method by which you selected SFS and Cogent.
Refer to Item 1015(b)(3) of Regulation M-A.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation

Results of Operations

Distributions to Members, page 72

8. It appears that your measure "net income available for distribution" is a measure of liquidity. Please revise to reconcile the measure to cash flows from operating activities, and present the three major categories of the statement of cash flows, or tell us why you believe the measure is not a measure of your liquidity. Refer to
Item 10(e)(1)(i) of Regulation S-K and Questions 12 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

9. Please revise to include the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP financial measures.

Financial Statements

Note C - Investments in Real Estate Loans, page F-14

10. We have reviewed your response to comment 15, and it is not clear how the appraisal dated May 2002 would prevent you from recognizing an impairment on the loan when your disclosure indicates that you will be unable to collect all amounts due according to the contractual terms of the original loan agreement as a result of the reduction in the interest rate on the loan. Please amend your filing to record the impairment on the loan calculated in accordance with the guidance in SFAS 114, or tell us why you believe the loan was not impaired. Refer to any guidance used to arrive at this conclusion.

11. Please tell us how you are accounting for the reimbursement of expenses you will be receiving from the borrower. From your disclosure it appears you have included the receivable in your investment in real estate loans, but it is unclear how this will impact your income statement in future periods.

Note E - Related Party Transactions, page F-20

12. We have reviewed your responses to our prior comments #16 and #17. Based on your response and your disclosure in your financial statements, it appears that immediately prior to your sale of the guarantees to Vestin Mortgage you had two properties with a fair value of $1,650,000 and a guarantee with an implicit value of $1,582,000 recorded on your balance sheet. Additionally, based on the information given such as the "lack of performance on these particular loans," the past expenditures related to attempts to collect on these loans ($1,984,000) and the anticipation of "continuing litigation expenses and efforts related to the enforcement of these personal guarantees," the implicit value of the guarantees appears to be fully impaired.  As a result, the
$1,582,000
impairment on the properties that was not recognized because of the guarantees should be recognized as a write down on real estate held for sale, and that portion of the proceeds received from Vestin Mortgage, $1,582,000, should also be recognized as a capital contribution.

Part II.  Information Not Required in Prospectus

Exhibit 8.1

13. We note your response to comment 18 from our October 3, 2005 letter and comment 36 from our July 7, 2005 letter. Please tell us why counsel cannot rely on an opinion of counsel licensed to practice law in Nevada or Maryland as the basis for its opinion on the tax consequences of the merger.

14. We note your response to prior comment 19 and the draft opinion submitted with your response letter. Language in the next-to-last paragraph of the opinion, which states that the opinion is rendered
"only to you," constitutes an inappropriate limitation on reliance.
Please provide a revised opinion that omits this limitation. In addition, the revised opinion should more clearly identify the "persons entitled to rely on" the opinion under the federal securities laws.

Exhibit 8.2

15. We note your response to comment 20; however, we reissue the comment. We understand that an opinion may not be issued with respect to the REIT`s current structure and operations. However, the opinion may be issued with respect to the proposed organization and method of operations as described in the prospectus.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Special Counsel, at (202) 551-3852, or me at (202) 551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director


cc:	Hillel T. Cohn
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Michael V. Shustek
Vestin Realty Trust II, Inc.
November 23, 2005
Page 5